FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2005

Commission File Number: 001-12440

ENERSIS S.A.

(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

INDEX OF EXHIBITS

Exhibit 01     - Letter to Securities and Exchange Comission dated January 31, 2005

ENERSIS

Santiago, January 31, 2005
Ger. Gen. N° 025 /2005

Mister
Alejandro Ferreiro Y.
Superintendent of Securities and Exchange
Hand-Delivery

Ref.:    Advice of Ordinary Shareholders Meeting

Dear Sir,

In accordance with Article 63 of Law N° 18.046 on limited Liability Stock Companies, we inform you that Enersis S.A’ Board of Directors, in line with the contents of its by-laws, has called an Ordinary Shareholders Meeting of Enersis S.A., to be held on April 8, 2005 at 03.30 pm at Espacio Riesco, located on Avenida El Salto 5000, Huechuraba, Santiago.

The matters that will be submitted for the consideration of the Ordinary Shareholders Meeting are the following:

1.-	Approval of the Annual Report, Balance Sheet, Financial Statements and Report from the External Auditors and Inspectors of Accounts corresponding to the year ended on December 31st, 2004.
2.-	Profits distribution for the period and dividends payment.
3.-	Setting the Directors remuneration.
4.-	Report of the Board of Directors expenses.
5.-	Setting the remuneration of the Directors Committee and definition of its budget for year 2005.
6.-	Report from the Directors Committee.
7.-	Nomination of the Independent External Accountants.
8.-	Nomination of two Inspectors of Accounts and two deputies and the setting of their remuneration.
9.-	Approval of the Investments and Finance Policy.
10.-	Explanation on the Dividends Policy and information on the proceedings to be utilized in the dividends distribution.
11.-	Information on agreements of the Board in relation to acts and contracts governed by Articles 44 and 93 of Law N° 18.046.
12.-	Information of the nomination of Private Rating Agencies.
13.-	Information on the costs of processing, printing and dispatch the information referred to in Circular N° 1494 of the Superintendency of Securities and Exchange.
14.-	Other matters of interest and incumbency of the Ordinary Shareholders Meeting.

Yours sincerely,

Mario Valcarce Duran
Chief Executive Officer

c.c.
Bolsa Comercio de Santiago
Bolsa Electrónica de Chile
Bolsa Corredores de Valparaíso
Comisión Clasificadora de Riesgo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

Date: January 31, 2005	By:	/s/ Mario Valcarce

Name: Mario Valcarce
Title: Chief Executive Officer